URIGEN PHARMACEUTICALS, INC.
675 Highway One

B-206

North Brunswick, NJ 08902

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Urigen Pharmaceuticals, Inc.

Registration Statement on Form S-1

Filed February 11, 2015

File No. 333-202034

Ladies and Gentlemen:

Urigen Pharmaceuticals, Inc. (the "Registrant") previously filed the above-referenced registration statement on Form S-1 (the "Registration Statement"). Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests that the Registration Statement, together with all exhibits and amendments thereto, be withdrawn at your earliest convenience.

The Registration Statement was never declared effective. The Registrant believes withdrawal of the Registration Statement to be consistent with the public interest and the protection of investors. The Registrant represents that no securities have been sold pursuant to the Registration Statement.

If you have any questions about this withdrawal request, please contact Tahra Wright of Loeb & Loeb at (212) 407-4122.

Sincerely,

/s/ Mark J. Rosenblum

Mark J. Rosenblum

Chief Financial Officer

May 1, 2015